                                                    As Filed with the Securities
                                                         and Exchange Commission
                                                               on March 28, 2002



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               INTERIM CERTIFICATE

                                       OF

                                  NOTIFICATION

                               PURSUANT TO RULE 24



In the Matter of

Conectiv and Subsidiaries

File No. 70-9095

(Public Utility Holding
Company Act of 1935)

This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999, August 17, 2000 and June 7, 2001 (the "Orders") in the above-referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period October 1, 2001 through December 31, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.   Conectiv Common Stock issued during period (new issue shares only):

  # Of Shares Issued                Average                                         Cumulative Issuance
      During Period             Price per Share               Issuance Amount             Amount
      -------------             ---------------               ---------------             ------
           0                          N/A                           0                       0

Note: Conectiv's issuance of common stock and long-term debt is limited to $500 million in aggregate pursuant to the Order dated February 26, 1998. Of this amount, no more than $250 million of long-term debt can be issued (subject to a reservation of jurisdiction on the remaining $250 million of long-term debt). An additional $500 million of long-term debt issuance was authorized in the Order dated December 14, 1999, subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt as noted in Item 4 below. Therefore, the remaining capacity for the issuance of common stock pursuant to the Order dated February 26, 1998 is $250 million less any additional long-term debt issued pursuant to a release from the reservation of jurisdiction.

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

      Common Stock              # Of Shares Issued During Period    Cumulative # Of Shares Issued
      ------------              --------------------------------    -----------------------------
Dividend Reinvestment                         0                                 0
Employee Benefit Plans                        0                               14,900

During the period, no stock options or shares of restricted stock were issued under the Conectiv Incentive Compensation Plan. During the period, no shares of Conectiv Common Stock were issued under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 2,909,500 common stock options and 752,100 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.   Conectiv Common Stock issued for acquisitions:

# Of Shares Issued During Period                 Value per Share                       Restricted (Y/N)
--------------------------------                 ---------------                       ----------------
              0                                        N/A                                   N/A

4.   Conectiv Long-Term Debt issued during period:
          None

Note: Aggregate long-term debt financing by Conectiv cannot exceed $250 million pursuant to the Orders (see Item 1 above); an additional $750 million of long-term debt is subject to a reservation of jurisdiction. Conectiv has already issued $250 million of long-term debt pursuant to the Orders and, therefore, cannot issue any additional long-term debt without a release from the reservation of jurisdiction.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

Company              Balance at Period-End    Weighted Average Cost        Highest Daily Balance
-------              ---------------------    ---------------------        ---------------------
Conectiv                 $994,869,109                2.90%                     $994,869,109
Delmarva                      0                       N/A                            0

Note: Conectiv's daily balance cannot exceed $2 billion pursuant to the Orders; Delmarva's daily balance cannot exceed $275 million pursuant to the Orders and the order of the Virginia State Corporation Commission.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:
          No activity.

7.   Utility Subsidiary financings during period:
          Delmarva: See Item 5 above.
          Conectiv Atlantic Generation, L.L.C.: None
          Conectiv Delmarva Generation, Inc.:   $13,173,239 (money pool advance
               as of 12/31/01; interest rate = 2.90%)

Note: Short-term and long-term financings by Atlantic City Electric Company are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52. Aggregate financing by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. and any New Utility Subsidiary cannot exceed $1 billion. No New Utility Subsidiaries were established as of December 31, 2001.

8.   Non-utility financing during the period not exempt pursuant to Rule 52:

              Company                         Type of Borrowing                      Amount ($)                Interest Rate (%)
              -------                         -----------------                      ----------                -----------------
     Atlantic Generation, Inc.               Money Pool Advance                          *                             *
   Conectiv Energy Supply, Inc.              Money Pool Advance                          *                             *
  Conectiv Thermal Systems, Inc.             Money Pool Advance                          *                             *
  Conectiv Energy Holding Company           Money Pool Advances                     289,745,543                       2.90
Conectiv Operating Services Company         Money Pool Advances                          *                             *
     Conectiv Mid-Merit, Inc.              Parent Company Advance                   289,653,711                       2.90
     Conectiv Bethlehem, Inc.               Money Pool Advances                      6,592,123                        2.90
              Various                           Surety Bonds                         56,622,193                       N/A

* Reported on Form U-9C-3

9. Guarantees issued by Conectiv and Nonutility Subsidiaries as of end of period:

Conectiv                                                     $510.2 million
Nonutility Subsidiaries                                      $8.8 million

Note: Guarantees by Conectiv cannot exceed $1.5 billion; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.

10.  Borrowings from System Money Pool during period:
          Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and the applicable borrowings are reported on Form U-6B-2 filed contemporaneously herewith.

11.  Forms U-6B-2 filed with Commission during period:

Filing Entity                                                     Date of Filing
-------------                                                     --------------
ATE Investment, Inc.                                              March 28, 2002
Atlantic Southern Properties, Inc.                                March 28, 2002
Conectiv Plumbing LLC                                             March 28, 2002
Conectiv Properties and Investments, Inc                          March 28, 2002
Conectiv Resource Partners, Inc.                                  March 28, 2002
Conectiv Services, Inc                                            March 28, 2002
Conectiv Solutions, LLC                                           March 28, 2002
DCI I, Inc                                                        March 28, 2002
DCI II, Inc.                                                      March 28, 2002
King Street Assurance Ltd                                         March 28, 2002

12.  Financial Statements:

- Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-K for the period ended December 31, 2001)

- Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-K for the period ended December 31, 2001)

13.  Registration Statements filed pursuant to the Securities Act of 1933:
          None.

14.  Computation under Rule 53(a):

 ($ THOUSANDS)           1              2              3                4                  5                6               7
 -------------           -              -              -                -                  -                -               -
                                     Average                      2% of Capital
                      Average        Retained                      Invested in
                      Retained       Earnings                     Utility Plant                                         Remaining
                      Earnings      (Previous                     (Use only if 1      Maximum EWG       Aggregate      Capacity for
                     (Last Four        Four                      is 10% less than     Investments          EWG             EWG
                     Quarters)      Quarters)       10% Test            2)             per Orders      Investments     Investments
                     ---------      ---------       --------     ----------------     -----------      -----------     ------------
    12/31/01          166,649        125,007           33%              N/A             350,000          275,427          74,573

15.  Conectiv Investment in EWG Projects:
          Conectiv's investments in EWGs as of December 31, 2001 were $275.4 million.

16.  Conectiv's Consolidated Capitalization Ratios as of December 31, 2001:

                           ($ thousands)
                           -------------
        Debt                 2,952,216         66.65%
   Preferred Stock            213,263           4.81%
    Common Equity            1,264,101         28.54%
                             ---------         ------
Total Capitalization         4,429,580         100.00%

17.  Market/Book Ratio of Conectiv Common Stock:

                               Closing Price @ 12/31/01    Book Value @ 12/31/01               Ratio
                               ------------------------    ---------------------               -----
Conectiv Common Stock                 $   24.49                  $   14.25                      1.72
Conectiv Class A Common Stock         $   20.38                  $   14.25                      1.43

18.  New EWG Projects during Preceding Quarter:
          There were no new EWG Projects initiated during the period.

19.  Consolidated and EWG Earnings Growth:
          Energy Systems North East, LLC ("ESNE"), an indirect subsidiary of Conectiv, has a 50% interest in an EWG Project located in North East, Pennsylvania. The effect of ESNE's earnings are insignificant in relation to Conectiv's earnings. ESNE is the only operating EWG Project in the Conectiv System.

20.  EWG Revenue and Net Income:
          ESNE's revenues and net income are de minimis.

21.  New Utility Subsidiaries established during period:
          None.

22. Utility property acquired during period by utility subsidiaries of Conectiv Energy Holding Company:
          None.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                       Conectiv
                                       Delmarva Power & Light Company
                                       Conectiv Resource Partners, Inc.
                                       Conectiv Energy Supply, Inc.
                                       Conectiv Properties and Investments, Inc.
                                       Conectiv Services, Inc.
                                       DCI I, Inc.
                                       DCI II, Inc.
                                       DCTC-Burney, Inc.
                                       Conectiv Operating Services Company
                                       Conectiv Solutions, LLC
                                       Conectiv Plumbing, LLC
                                       Atlantic City Electric Company
                                       Atlantic Generation, Inc.
                                       Atlantic Southern Properties, Inc.
                                       ATE Investment, Inc.
                                       Conectiv Thermal Systems, Inc.
                                       Binghamton General, Inc.
                                       Binghamton Limited, Inc.
                                       Pedrick General, Inc.
                                       Vineland Limited, Inc.
                                       Vineland General, Inc.
                                       ATS Operating Services, Inc.
                                       King Street Assurance, Ltd.
                                       Atlantic Jersey Thermal Systems, Inc
                                       Conectiv Atlantic Generation, L.L.C.
                                       ACE REIT, Inc.
                                       Conectiv Communications, Inc.
                                       Conectiv Delmarva Generation, Inc.
                                       Conectiv Energy Holding Company
                                       Conectiv Mid-Merit, Inc.


March 28, 2002                         /s/ Philip S. Reese
                                       ----------------------------
                                       Philip S. Reese
                                       Vice President and Treasurer